Schedule C
to the
Transfer Agency and Services Agreement
between
World Funds Trust (the "Trust") and
Commonwealth Fund Services, Inc. ("CFS")

Dated:              October 21, 2010

The McGinn, McKean, McLaughlin, and Ryder Large Cap Fund

The greater of 6 basis points per year, or an annual maintenance fee of $16.00 per open account and $3.00 per closed account; subject to an $18,000 annual minimum.

For the purposes of this Agreement, an open account is an account that has assets or that has had assets for the current tax reporting period. For example, an account opened and funded on January 2, 2006 which is redeemed in full on May 31, 2006 would continue to be billable as an open account until April 15, 2007 because it needs to be maintained through the tax reporting cycle of the year following the full redemption. On April 16, 2007, the account would be billable as an closed account. Unfunded accounts, that is accounts that have never been funded, are not billable. A closed account has a zero balance and no activity in the current tax reporting cycle.
$16.00 per account and 0.06% on assets.

Internet access for shareholder account look-up and broker account access, as well as VRU (Voice Response Unit) access, will be available to those portfolios/classes wishing to provide the service to their shareholders and/or brokers for an annual fee of $9,000 per fund.

Out-of-pocket expenses will be passed through as incurred, with no mark-up or set-off. Out-of-pocket expenses include, but are not limited to:

   Postage                                                                                  Forms
      Telephone (Long Distance/800 Service)                                                                                  Mailing  House Expenses
      Telephone (Dedicated circuits)                                                                    Proxy Solicitation
      Express Charges                                                                    Storage Fees
      Fund/SERV & Networking Fees                                                                                  Bank Account Maintenance Fees
      FedWire/ACH/Swift Fees                                                                    Custom Programming Costs
      Special Reports                                                                    Conversion/Deconversion Costs*
      Special Training requested by Fund                                                                                  SAS 70 Reporting
      Annual AML Review                                                                     22c-2 Compliance

Labor costs associated with items covered under out-of-pocket provisions will be based on the following schedule:

      Principal/Officer                   $250.00/hr
      Manager/Supervisor              $175.00/hr
      Programmer/Technical          $150.00/hr
      Administrative                      $75.00/hr

*Conversion costs will be based on vendor per-account charges plus labor, billed at the rates noted above.